adidas

GROUP

RECEIVED

2008 JAN 14 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA



SUPPL

07.01.2008

08000152

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which are not published in that form on our website:

- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on December 11 (Attachment No. 1).
- Publication of Voting Rights Announcement of December 21, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 2).
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on December 31 (Attachment No. 3).

PROCESSED

JAN 22 2008

THOMSON FINANCIAL

If you need further information, please do not hesitate to contact me.

Kind regards,



Anja Smith

Attachments





adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

Chairman of Supervisory Board: Dr. Hans Friderichs

Chairman of Executive Board: Herbert Hainer

Executive Board: Glenn Bennett, Robin Stalker, Erich Stamminger

adidas-Group.com

91072 Herzogenaurach

Amtsgericht Fürth HRB 3868

UST-IDNR: DE 132490588

HypoVereinsbank, Erlangen BLZ 76320072 / Kto. 4 607 112

Dresdner Bank, Erlangen BLZ 76080040 / Kto. 540 690 000

Bay. Landesbank, München BLZ 70050000 / Kto. 54 719

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

RECEIVED
2008 JAN 14 A 8:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Person/company obliged to make the notification:

Name: Fidelity International
Place: Tadworth
State: Great Britain

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

21.12.2007

On December 20, 2007, Fidelity International, Tadworth, Great Britain, sent us the following notifications pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) on behalf of Fidelity Management & Research Company, Boston, USA, and FMR LLC, Boston, USA,:

Fidelity Management & Research Company:
"In the name and on behalf of Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, USA we hereby notify you retroactively pursuant to section 21 (1) WpHG of the following:

On 19th December 2007 the voting rights held by Fidelity Management & Research Company went above the threshold of 3 % of the voting rights in Adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, Germany. On that date, Fidelity Management & Research Company held 3.06% of the voting rights in Adidas AG, arising from 6,223,900 voting rights.

All voting rights in Adidas AG were attributed to Fidelity Management & Research Company pursuant to section 22 (1) sent. 1 no. 6."

FMR LLC:
"In the name and on behalf of FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, USA we hereby notify you retroactively pursuant to section 21 (1) WpHG of the following:

On 19th December 2007 the voting rights held by FMR LLC went above the threshold of 3 % of the voting rights in Adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, Germany. On that date, FMR LLC held 3.06% of the voting rights in Adidas AG, arising from 6,230,600 voting rights.

All voting rights in Adidas AG were attributed to FMR LLC pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 WpHG."

Herzogenaurach, December 21, 2007

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241

mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Christian Tourres

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: adidas shares
ISIN: DE0005003404
Type of transaction: sales
Date: 28.12.2007
No of items: 100000
Currency: Euro
Price: 50.61500
Total amount traded: 5,061,500.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Fritz Kammerer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 27.11.2007
No of items: 220
Currency: Euro
Price: 44.82000
Total amount traded: 9,860.40
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END